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                                  EXHIBIT 99.4

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RP(R) FINANCIAL, LC.
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Financial Services Industry Consultants

                                                               June 9, 2004



Board of Directors
Lincoln Park Savings and Loan Association and
Board of Managers
Lincoln Park Savings Bank
31 Boonton Turnpike
Lincoln Park, New Jersey  07035-1790


Re: Plan of Reorganization and Stock Issuance Subscription Rights Lincoln Park Savings Bank
       -------------------------

Members of the Boards:

       All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization from a Mutual Savings Association to a Mutual Holding Company and Stock Issuance Plan (the "Plan") adopted by the Board of Directors of Lincoln Park Savings and Loan Association (the "Association"), a New Jersey chartered savings and loan association. Pursuant to the Plan, Lincoln Park Savings Bank (the "Bank") will become a wholly-owned subsidiary of Lincoln Park Bancorp (the "Company"), a federal corporation, and the Company will issue a majority of its common stock to Lincoln Park Bancorp, MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public (the "Minority Stock Issuance"). It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Voting Depositors. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

       (1)    the subscription rights will have no ascertainable market value;
              and,

       (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

       Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                                        Sincerely,

                                                        /s/ RP(R)FINANCIAL, LC.

                                                        RP(R)FINANCIAL, LC.


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